BAIN CAPITAL DISTRIBUTORS, LLC

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Filed pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

BAIN CAPITAL DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

CONTENTS

	PAGE
Facing Page - Oath or Affirmation	1-2
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Notes to Statement of Financial Condition	5-8

Filed pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69599

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2020_____ AND ENDING _____12/31/2020_____
MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BAIN CAPITAL DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clarendon Street
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Michael McArdle   (617) 516-2000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name -- if individual, state last, first, middle name)

101 Seaport BLVD, Suite 500	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of**
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Michael McArdle _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ BAIN CAPITAL DISTRIBUTORS, LLC _____ , as of _____ December 31, 2020 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None
_____

_____

_____


DocuSigned by:

MMArdle

56404B2969A0487...

Signature

President

Title


_____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Management and Member of Bain Capital Distributors, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Bain Capital Distributors, LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 26, 2021

We have served as the Company's auditor since 2016

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

BAIN CAPITAL DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	858,932
Receivable from parent		201,816
Prepaid expenses		106,859
TOTAL ASSETS	$	1,167,607

LIABILITIES

Liabilities:		
Accounts payable and other liabilities	$	167,607
TOTAL LIABILITIES		167,607

MEMBER'S EQUITY

Member's equity:		1,000,000
TOTAL MEMBER'S EQUITY		1,000,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,167,607

Filed pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

The accompanying notes are an integral part of this statement of financial condition.

BAIN CAPITAL DISTRIBUTORS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

NOTE 1   ORGANIZATION AND NATURE OF BUSINESS

Bain Capital Distributors, LLC (the "Company") was incorporated in Delaware on February 3, 2015, commenced operations on August 9, 2016, and is a wholly-owned subsidiary of BCFD, LLC (the "Parent"). Bain Capital Holdings, LP is the ultimate parent of BCFD, LLC. The Company operates as a broker-dealer with the United States Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and applicable state securities statutes. The Company is a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company has a limited scope of business acting primarily as a limited purpose broker-dealer to offer interests in private funds sponsored and advised by affiliated investment advisors.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Any references to particular accounting topics in US GAAP in the accompanying statement of financial condition are referring to the corresponding accounting topics in the Financial Accounting Standards Board Accounting Standards Codification ("ASC").

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates included in the statement of financial condition.

Income taxes

The Company is not subject to federal and state income taxes as it is an LLC and treated as a disregarded entity for income tax reporting purposes. The member reports its distributive share of realized income or loss on its own tax returns, if any.

Filed pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

BAIN CAPITAL DISTRIBUTORS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020
(continued)

Fair value measurement

The carrying amounts of the following financial assets and financial liabilities approximate their fair values: receivable from parent, accounts payable and other liabilities, due to their short term nature.

NOTE 3   CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of one bank account with a major bank which is insured up to $250,000 by the Federal Deposit Insurance Corporation.

NOTE 4   RELATED PARTY TRANSACTIONS

The Company is economically dependent on its Parent.

The Parent provides services to the Company and charges the Company for its share of expenses on a monthly basis as well as for invoices that are one hundred percent (100%) attributable to the Company.

Under the Services Agreement, the Company provided services to its Parent primarily by introducing U.S. prospects and clients to the Parent's investment management capabilities by offering interests in the private funds sponsored and advised by affiliated investment advisors. In consideration of such services, the Parent paid the Company a services agreement fee in an amount equal to 100% of all costs incurred by the Company.

The right of offset existed between the Company and the Parent and effectively allowed for the offsetting of receivables and payables between the Company and the Parent. Therefore, only a net receivable related to the activity under this agreement is recorded on the statement of financial condition. The related receivable from the Parent at December 31, 2020 was $201,816 and is included in receivable from parent in the statement of financial condition.

NOTE 5   EXEMPTION FROM RULE 15c3-3

The Company does not claim an exemption under paragraph (k) of SEC Rule 15c3-3 of the Securities Exchange Act of 1934. The Company has represented that it does not and will not hold customer funds or securities, and has not been subject to the reserve computation or possession and control provisions of SEC Rule 15c3-3.

Filed pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

6

NOTE 6   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2020, the Company has net capital of $691,325, which was $441,325 in excess of its required net capital of $250,000.

NOTE 7   CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in a single financial institution which, at times, exceeds federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents. At December 31, 2020, this credit risk amounts to approximately $608,932.

NOTE 8   GUARANTEES

ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Filed pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

7

BAIN CAPITAL DISTRIBUTORS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020
(continued)

NOTE 9　　RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Standards Update (ASU) 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases.

The Company has evaluated the impact of ASU 2016-13 as of January 1, 2020 and during the year ended December 31, 2020 and determined that the new standard does not have an impact on the Company's financial statements as of December 31, 2020.

NOTE 10　　CONTINGENCIES

In the ordinary course of business, the Company is subject to regulatory examinations, information gathering requests, inquiries, and investigations. As a registered broker/dealer, the Company is subject to regulation by the SEC, FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company may receive requests from such regulators. To date, there are no contingencies resulting from any regulatory review or inquiries.

NOTE 11　　SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 and through February 26, 2021 (the date this report was available to be issued). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2020.

Filed pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.